================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                  (Rule 13e-4)

                                   ----------

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                                   ----------

                             MONSTER WORLDWIDE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                   ----------

      Options to Purchase Shares of Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   ----------

                                    611742107
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                   ----------

                                  Charles Baker
                 Senior Vice President - Chief Financial Officer
                             Monster Worldwide, Inc.
                          622 Third Avenue, 39th Floor
                               New York, NY 10017
                                 (212) 351-7000
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                              Martin Nussbaum, Esq.
                                   Dechert LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 698-3500

                            CALCULATION OF FILING FEE

       Transaction valuation*                      Amount of filing fee**
       ----------------------                      ----------------------
             $4,051,474                                    $124.38

* The "transaction valuation" set forth above is based on the closing market price on February 28, 2007 of $49.86 per share of common stock of Monster Worldwide, Inc., and assumes that all eligible existing options to purchase 81,257 shares of common stock of Monster Worldwide, Inc. will be amended pursuant to this offer, which may not occur. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per million of transaction valuation.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:                          Not applicable.
      Form or Registration No.:                        Not applicable.
      Filing party:                                    Not applicable.
      Date filed:                                      Not applicable.

      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_|   third party tender offer subject to Rule 14d-1.

      |X|   issuer tender offer subject to Rule 13e-4.

      |_|   going-private transaction subject to Rule 13e-3.

      |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

================================================================================

      This Amendment No. 1 amends and supplements the Schedule TO (the "Schedule TO") filed by Monster Worldwide, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") on March 13, 2007, relating to an offer by the Company to amend certain stock options granted to its employees under its 1999 Long Term Incentive Plan upon the terms and subject to the conditions set forth in the Offer to Amend, dated March 13, 2007 (the "Offer to Amend"), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments thereto, collectively constitute the "Offer"). Capitalized terms used but not otherwise defined shall have the respective meanings assigned to them in the Offer to Amend.

      The Company has extended the Expiration Date of the Offer to 11:59 p.m., Eastern Time, on April 17, 2007. By April 11, 2007, the Company will distribute to eligible participants in the Offer a notice of extension, a copy of which is attached hereto as Exhibit (a)(1)(J). Except for the extension of the Expiration Date, the Offer remains subject to the terms and conditions set forth in the Offer to Amend, the Letter of Transmittal and other related tender offer materials filed by the Company with the SEC.

Items 1, 2 and 4.

      Items 1, 2 and 4 of the Schedule TO, each of which incorporate by reference information contained in the Offer to Amend, are hereby amended and supplemented as follows:

The Company has extended the Expiration Date of the Offer until 11:59 p.m., Eastern Time, on April 17, 2007. The Offer will expire at 11:59 p.m. Eastern Time on April 17, 2007 (unless we extend the Offer).

The Eligible Options will be amended on April 18, 2007 (unless we extend the Offer).

Item 12. Exhibits

      Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(J) Notice of Extension of the Expiration Date of the Offer, dated April 10, 2007.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MONSTER WORLDWIDE, INC.

                                   By:   /s/ Jonathan Trumbull
                                         ---------------------------------------
                                         Jonathan Trumbull
                                         Global Controller and Chief Accounting
                                         Officer
                                   Date: April 10, 2007

                                INDEX OF EXHIBITS

EXHIBIT
NUMBER                                  DESCRIPTION
----------     -----------------------------------------------------------------
(a)(1)(A)*     Offer to Amend, dated March 13, 2007.

(a)(1)(B)*     Letter of Transmittal.

(a)(1)(C)*     Withdrawal Form.

(a)(1)(D)*     Forms of Acknowledgement of Receipt of Letter of
               Transmittal/Withdrawal Form.

(a)(1)(E)*     Form of Reminder of Expiration Date.

(a)(1)(F)*     Form of Notice of Expiration of Offer.

(a)(1)(G)*     Form of Amendment of Stock Option Award Agreement.

(a)(1)(H)*     Frequently Asked Questions.

(a)(1)(I)* Monster Worldwide, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2006, filed with the Securities and Exchange Commission (the "SEC") on March 1, 2007, is incorporated herein by reference.

(a)(1)(J)+ Notice of Extension of the Expiration Date of the Offer, dated April 10, 2007.

(b)            Not applicable.

(d)(1)* Monster Worldwide, Inc. 1999 Long Term Incentive Plan, as amended through April 27, 2005, is incorporated herein by reference from
               Exhibit 10.1 to Form 8-K, filed with the SEC on June 17, 2005.

(d)(2)* Monster Worldwide, Inc. 1999 Long Term Incentive Plan Form of Stock Option Agreement is incorporated herein by reference from
               Exhibit 10.1 to Form 8-K, filed with the SEC on December 30,
               2004.

(g)            Not applicable.

(h)            Not applicable.

+     Filed herewith.

*     Previously filed.